UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDERTHE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41035

CI&T INC

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 –  C,

Globaltech 13086-530 - Brazil

Campinas-State of São Paulo

+55 19 21024500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                                        Form 40-F ☐

CI&T Inc

TABLE OF CONTENTS

ITEM

1.	4Q25 Earnings Release
2.	CI&T files 2025 Annual Report on Form 20-F

CI&T Reports 19.3% Organic Revenue Growth in 4Q25 Results

New York - March 11, 2026 - CI&T (NYSE: CINT, “Company”), a global partner in tech-integrated business solutions, today announces its results for the fourth quarter of 2025 (4Q25) and full year of 2025 (2025) in accordance with International Financial Reporting Standards (IFRS® Accounting Standards), as issued by the IASB. For comparison purposes, we refer to the results for the fourth quarter of 2024 (4Q24) and the full year of 2024 (2024). The numbers are presented in U.S. dollars.

Fourth quarter of 2025 (4Q25) highlights

●	Revenue of US$134.3 million, a 19.3% increase compared to US$112.5 million in 4Q24.
●	Revenue growth at constant currency was 13.9% compared to 4Q24.
●	Profit increased by 38.6%, reaching US$14.6 million in 4Q25, compared to US$10.5 million in 4Q24.
●	Adjusted EBITDA increased by 11.6% to US$24.8 million in 4Q25 compared to US$22.2 million in 4Q24, with an Adjusted EBITDA margin of 18.4% in 4Q25.
●	Adjusted Profit increased 28.8% to US$17.0 million in 4Q25 compared to US$13.2 million in 4Q24. Adjusted Profit margin was 12.7% in 4Q25.
●	Diluted earnings per share (EPS) were US$0.11, a 44.6% increase from 4Q24.
●	Adjusted diluted EPS were US$0.14, up 48.0% compared to the same period last year.

Full-year ended on December 31, 2025 (2025) highlights

●	Revenue totaled US$489.6 million, a 11.5% increase compared to US$439.0 million in 2024.
●	Revenue growth at constant currency was 13.2% compared to 2024.
●	Profit increased by 37.7%, reaching US$40.6 million in 2025, compared to US$29.5 million in 2024.
●	Adjusted EBITDA increased by 9.1% to US$89.4 million in 2025 compared to US$82.0 million in 2024, with an Adjusted EBITDA margin of 18.3% in 2025.
●	Adjusted Profit increased 13.0% to US$50.1 million in 2025 compared to US$44.4 million in 2024. Adjusted Profit margin was 10.2% in 2025.
●	Diluted EPS were US$0.30, a 41.5% increase from 2024.
●	Adjusted diluted EPS were US$0.39, up 20.1% compared to the same period last year.
●	Cash generated from operating activities reached US$81.2 million from US$85.6 million in 2024.
●	CI&T ended 2025 with 7,993 employees, with an average of 6,408 AI-tech professionals, a 15.7% and 14.4% increase compared to 2024, respectively.

Cesar Gon, founder and CEO of CI&T, commented, “2025 was a defining year for CI&T. We just delivered our fifth consecutive quarter of double-digit organic growth, strong cash generation, and clear evidence that our clients are moving from AI experimentation to full-scale transformation — with CI&T as their strategic partner. Our depth in AI is helping clients move faster and compete differently, turning technology investment into measurable business results. This momentum supports our confidence in 2026, where we expect 14% organic revenue growth year-over-year at the midpoint of our guidance.”

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Comments on the 4Q25 financial performance

Revenue reached US$134.3 million in 4Q25, a 19.3% increase from US$112.5 million in 4Q24, or a 13.9% growth at constant currency. In 4Q25, revenue among our top 10 clients grew 20.6% compared to the same period in 2024. Revenue from our main geographies, Latin America and the US, expanded by 35% and 12%, respectively, compared to the same period in the prior year. This quarter was CI&T’s fifth consecutive quarter of double-digit organic revenue growth.

The cost of services provided was US$91.0 million in 4Q25, a 25.2% increase from 4Q24, driven by higher employee expenses, mainly due to additional billable headcount, and unfavorable foreign exchange rate in the period. Gross profit was US$43.3 million, an 8.5% increase compared to 4Q24. Adjusted gross profit reached US$45.4 million in 4Q25, compared to US$42.1 million in the 4Q24, and adjusted gross profit margin was 33.8% in 4Q25.

Selling, general, and administrative (SG&A) and other operating expenses totaled US$25.0 million in 4Q25, a 5.6% increase compared to 4Q24, primarily driven by higher amortization expenses, mainly associated with the investments in CI&T Flow, our AI management system.

Adjusted EBITDA reached US$24.8 million in 4Q25, a 11.6% increase from US$22.2 million in 4Q24. In 4Q25, the adjusted EBITDA margin was 18.4%.

Net finance costs totaled US$2.6 million in 4Q25, reflecting a 23.6% decrease compared to 4Q24, mainly due to positive net derivative results associated with interest rate swap instruments used to manage the interest rate exposure of our debt.

Income tax expense was US$1.2 million in 4Q25, a 50.3% decrease from 4Q24, mainly due to the utilization of R&D tax incentives and the recognition of deferred tax assets on tax losses in New Markets. As a result, the effective income tax rate was 7%. Income taxes paid in the quarter were US$0.8 million, equivalent to a cash tax rate of 6.0%.

Profit was US$14.6 million in 4Q25, up 38.6% from 4Q24. Adjusted profit was US$18.7 million, an increase of 41.8% compared to 4Q24, with an adjusted profit margin of 14.0%. In 4Q25, diluted EPS was US$0.11, a 44.6% increase from 4Q24. Adjusted diluted EPS were US$0.14, up 48.0% compared to the same period in the prior year.

Comments on the 2025 financial performance

Revenue reached US$489.6 million, a 11.5% increase compared to US$439.0 million in 2024, or a 13.2% growth at constant currency. Revenue from our top 10 clients grew 16.5% year over year. By geography, revenue grew by 26.8% in Latin America, and 9.2% in North America compared to 2024.

The cost of services provided was US$333.1 million in 2025, a 15.4% increase from 2024, driven by higher employee expenses, attributed to additional billable headcount and the gradual resumption of payroll taxes in Brazil. Gross profit was US$156.6 million, a 4.2% increase compared to 2024. Adjusted gross profit reached US$165.4 million, compared to US$160.1 million, and adjusted gross profit margin reached 33.8% in 2025.

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Selling, general, and administrative (SG&A) and other operating expenses totaled US$91.0 million in 2025, a 3.9% decrease from 2024, driven by operational efficiency gains led by AI initiatives in back-office areas, combined with non-recurring restructuring expenses in 2024.

Adjusted EBITDA reached US$89.4 million in 2025, a 9.1% increase from US$82.0 million in 2024. In 2025, the adjusted EBITDA margin was 18.3% from 18.7% in 2024.

Income tax expense was US$15.5 million in 2025, an 8.6% increase from 2024, reflecting higher profit before income tax. The increase in tax expense was lower than the growth in pre-tax profit due to R&D tax incentives and the recognition of deferred tax assets from tax losses in New Markets. As a result, the effective income tax rate decreased to 28% in 2025, compared to 33% in 2024. Income taxes paid in the year were US$8.4 million, equivalent to a cash tax rate of 15%.

Profit was US$40.6 million in 2025, up 37.7% from 2024. Adjusted profit was US$51.9 million, an increase of 16.9% compared to 2024, with an adjusted profit margin of 10.6%. In 2025, diluted EPS was US$0.30, a 41.5% increase from 2024. Adjusted diluted EPS were US$0.39, up 20.1% compared to the same period last year.

Cash generated from operating activities was US$81.2 million in 2025, a 5.1% decrease from US$85.6 million in 2024. This change was primarily due to higher working capital requirements, specifically an increase in accounts receivable and contract assets resulting from accelerated revenue growth.

Business Outlook

We expect our revenue for the first quarter of 2026 to be at least US$134.7 million, representing a 21.5% increase compared to US$110.9 million in 1Q25. This reflects a 14.3% growth on a constant currency basis year-over-year.

For the full year of 2026, we expect our revenue to be in the range of US$548.4 million to US$568.0 million, implying 12.0% to 16.0% organic revenue growth year-over-year. This expected growth includes a positive FX impact of around 300 basis points. In addition, we estimate our Adjusted EBITDA margin to be in the range of 17.0% to 19.0%.

These estimates assume an average FX rate of 5.29 BRL/USD in 1Q26 and 5.30 BRL/USD in 2026.

These expectations are forward-looking statements, and actual results may differ materially. See "Cautionary Statement on Forward-Looking Statements" below.

Conference Call Information
Cesar Gon (Founder and CEO), Bruno Guicardi (Founder and President for North America and Europe), Stanley Rodrigues (CFO), and Eduardo Galvão (Director of Investor Relations) will host a video conference call to discuss the 4Q25 and 2025 financial and operating results on March 11, at 4:30 PM Eastern Time / 5:30 PM BRT. The earnings call can be accessed on the Company’s Investor Relations website at https://investors.ciandt.com or at the following link: https://www.youtube.com/live/2tEAFb3a0WA.

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About CI&T

CI&T (NYSE: CINT) is a global partner in tech-integrated business solutions for 100+ large enterprises and fast-growth clients. With a 30-year track record of helping clients navigate change, CI&T delivers accelerated business impact through deep expertise across AI, strategy, customer experience, software development, cloud services, data, and more. CI&T’s proprietary AI management system, CI&T FLOW, boosts team productivity, ensuring fast, efficient, and scalable delivery of world-class solutions. The company operates globally, supported by over 8,000 professionals across 11 countries.

Non-IFRS Financial Measures

We regularly monitor certain financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, and make strategic decisions. These non-IFRS financial measures include Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Profit, Adjusted Profit Margin, Revenue at Constant Currency, and Adjusted Diluted EPS. They should be considered in addition to results prepared in accordance with IFRS Accounting Standards, but not as substitutes for results under IFRS Accounting Standards. In addition, our calculation of these non-IFRS financial measures may differ from those used by other companies, and therefore, comparability may be limited. These non-IFRS financial measures are provided as additional information to enhance investors’ understanding of our operations’ historical and current financial performance.

CI&T is not providing a quantitative reconciliation of its forward-looking non-IFRS Revenue at Constant Currency and Adjusted EBITDA Margin to the most directly comparable IFRS measure because it cannot reasonably predict the outcome of certain significant items without unreasonable efforts. These items include, but are not limited to, share-based compensation expenses, the tax effect of non-IFRS measures, foreign currency exchange gains/losses, and other items. These items are uncertain, depend on various factors, and could have a material impact on our IFRS-reported results for the guidance period.

We calculate Revenue at Constant Currency by translating Revenue from entities reporting in foreign currencies into U.S. dollars using the foreign currency exchange rates from the prior period to show changes in our revenue without giving effect to period-to-period currency fluctuations.

In calculating Adjusted Gross Profit, we exclude cost components unrelated to the direct management of our services. For the periods presented, the adjustments applied were: (i) depreciation and amortization related to the costs of services provided and (ii) share-based compensation expenses.

In calculating Adjusted EBITDA, we exclude components unrelated to the direct management of our services. We calculate Adjusted EBITDA for the periods presented as Profit, plus net finance costs, income tax expense, depreciation and amortization, plus: (i) share-based compensation expenses; (ii) acquisition-related expenses: present value adjustment on accounts payable for business acquired, and retention packages; (iii) business restructuring expenses related to the optimization of our global delivery model based on our nearshoring strategy in 2024; and (iv) government grants related to tax reimbursement in our Chinese subsidiary in 2024.

In calculating Adjusted Profit and Adjusted Diluted EPS, we exclude components unrelated to the direct management of our services. For the periods presented, the adjustments have been made for (i) share-based compensation expenses; (ii) acquisition-related expenses: amortization of intangible assets from acquired companies, present value adjustment on accounts payable for business acquired, and retention packages; (iii) business restructuring expenses related to the optimization of our global delivery model based on our nearshoring strategy in 2024; and (iv) the tax effects of non-IFRS adjustments.

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Cautionary Statement on Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact that may be deemed forward-looking statements include, but are not limited to: the statements under Business Outlook, including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectations or beliefs. The words “believe”, “will”, “may”, “may have”, “would”, “estimate”, “continues”, “anticipates”, “intends”, “plans”, “expects”, “budget”, “scheduled”, “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from our expectations. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by such statements in this press release, including risk related to global economic conditions, clients' demand, and our ability to execute our growth strategy and strategic plans. Additional information about these and other risks and uncertainties is contained in the Risk Factors section of CI&T's annual report on Form 20-F. Additional information will be made available in our Annual Reports on Form 20-F, and other filings and reports that we may file from time to time with the SEC. Except as required by law, we assume no obligation to and do not intend to update these forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contacts:

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact:

Zella Panossian

ciandt@illumepr.com

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Consolidated statement of profit or loss

(In thousands of U.S. dollars, audited)

	Quarter ended December 31,		Year ended December 31,
	2025	2024	2025	2024
Revenue	134,277	112,533	489,650	438,961
Costs of services provided	(90,953)	(72,618)	(333,084)	(288,715)
Gross profit	43,324	39,915	156,566	150,246

Selling expenses	(11,394)	(10,416)	(39,317)	(39,007)
General and administrative expenses	(15,617)	(12,422)	(55,280)	(53,569)
Impairment gain (loss) on accounts receivable and contract assets	500	(1,143)	1,336	(2,610)
Other income, net	1,512	314	2,280	531
Operating expenses, net	(24,999)	(23,667)	(90,981)	(94,655)

Operating profit before net finance costs and income tax expense	18,325	16,248	65,585	55,591

Finance income	2,583	4,407	16,666	15,001
Finance costs	(5,173)	(7,800)	(26,128)	(26,823)
Net finance costs	(2,589)	(3,393)	(9,462)	(11,822)

Profit before income tax	15,736	12,855	56,123	43,769

Current	(1,354)	(1,536)	(7,904)	(9,658)
Deferred	188	(811)	(7,599)	(4,617)
Total income tax expense	(1,166)	(2,347)	(15,503)	(14,275)

Profit for the period	14,570	10,509	40,620	29,494

Earnings per share
Earnings per share – basic (in US$)	0.11	0.08	0.31	0.22
Earnings per share – diluted (in US$)	0.11	0.08	0.30	0.22

In thousands:
Weighted average number of basic shares	130,063	135,075	132,311	135,284
Weighted average number of diluted shares	131,204	136,892	133,452	137,102

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Consolidated statement of financial position

(In thousands of U.S. dollars, audited)

Assets	December 31, 2025	December 31, 2024	Liabilities and equity	December 31, 2025	December 31, 2024

Cash and cash equivalents	47,864	56,621	Trade and other payables	5,192	4,803
Account receivable	97,288	93,717	Loans and borrowings	66,443	46,227
Contract assets	34,260	22,256	Lease liabilities	3,435	3,867
Recoverable taxes	2,103	861	Salaries and welfare charges	58,670	44,554
Current income tax assets	8,068	6,650	Accounts payable for business acquired	1,328	6,522
Derivatives	190	723	Derivatives	512	2,370
Restricted cash	-	4,247	Current income tax liabilities	760	2,823
Other assets	6,358	6,685	Other taxes payable	3,266	3,062
Total current assets	196,131	191,760	Contract liability	4,021	6,766
			Other liabilities	3,291	3,989
Recoverable taxes	895	669	Total current liabilities	146,918	124,983
Current income tax assets	3,959	5,408
Deferred tax assets	1,648	1,427
Judicial deposits	1,813	1,316	Loans and borrowings	56,185	92,508
Restricted cash	589	1,000	Deferred tax liabilities	26,427	16,282
Other assets	1,183	1,601	Lease liabilities	4,868	5,628
Property and equipment	7,354	5,896	Provisions for tax and labor risks	680	1,076
Intangible assets and goodwill	329,348	309,284	Accounts payable for business acquired	3,905	3,389
Right-of-use assets	7,578	8,055	Other liabilities	2,578	2,426
Total non-current assets	354,367	334,656	Total non-current liabilities	94,643	121,309

			Equity
			Share capital	7	7
			Share premium	183,395	186,333
			Treasury share reserve	(30,016)	(6,457)
			Capital reserves	23,180	26,659
			Retained earnings	138,528	97,908
			Other comprehensive loss	(6,157)	(24,326)
			Total equity	308,937	280,124

Total assets	550,498	526,416	Total equity and liabilities	550,498	526,416

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Consolidated statement of cash flows

(In thousands of U.S. dollars, audited)

	December 31, 2025	December 31, 2024
Cash flows from operating activities
Profit for the year	40,620	29,494
Adjustments for:
Depreciation and amortization	18,837	16,888
Loss on sale and write-off of non-financial assets	97	808
Interest and exchange rate changes	11,795	13,553
Unrealized loss(gain) on financial instruments	(1,632)	2,125
Income tax expenses	15,503	14,275
Impairment loss (reversal) on accounts receivable and contract assets	(1,336)	2,610
Share-based compensation	4,971	5,193
Other	6	(17)
Changes in operating assets and liabilities
Accounts receivable and contract assets	(10,412)	52
Recoverable taxes	(2,087)	(6,554)
Trade and other payables	(639)	(43)
Salaries and welfare charges	8,136	12,290
Contract liabilities	(2,916)	(2,805)
Other receivables and payables, net	208	(2,602)
Cash generated from operating activities	81,151	85,266
Income tax paid	(8,371)	(4,415)
Interest paid on loans and borrowings	(11,877)	(12,399)
Interest paid on lease	(829)	(703)
Income tax refund	486	862
Net cash generated from operating activities	60,560	68,611
Cash flows from investing activities
Acquisition of property and equipment and intangible assets	(14,765)	(10,572)
Redemption of financial investments	-	635
Net cash used in investing activities	(14,765)	(9,937)
Cash flows from financing activities
Exercised share-based compensation	1,592	857
Payment of lease liabilities	(4,830)	(4,195)
Proceeds from loans and borrowings	24,722	19,818
Proceeds from settlement of derivatives	174	1,542
Payment of loans and borrowings	(45,400)	(21,994)
Payment of installment related to accounts payable for business acquired	(1,842)	(17,900)

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Repurchase of treasury shares	(35,527)	(14,098)
Net cash used in financing activities	(61,111)	(35,970)
Net (decrease) increase in cash and cash equivalents	(15,316)	22,704
Cash and cash equivalents as of January 1	56,621	43,715
Exchange variation effect on cash and cash equivalents	6,559	(10,171)
Cash and cash equivalents as of December 31	47,864	56,248

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Revenue Distribution

(In thousands of U.S. dollars)

Revenue by Industry	4Q25	4Q24	Var. 4Q25 x 4Q24	2025	2024	Var. 2025 x 2024
Financial Services	49,677	34,661	43.3%	176,778	126,576	39.7%
Retail and Industrial Goods	27,135	23,754	14.2%	101,724	85,855	18.5%
Consumer Goods	24,504	22,992	6.6%	96,995	95,568	1.5%
Technology and Telecommunications	13,482	13,245	1.8%	47,222	50,569	-6.6%
Life Sciences	10,985	9,661	13.7%	39,193	40,334	-2.8%
Other	8,494	8,220	3.3%	27,738	40,059	-30.8%
Total	134,277	112,533	19.3%	489,650	438,961	11.5%

Revenue by Geography	4Q25	4Q24	Var. 4Q25 x 4Q24	2025	2024	Var. 2025 x 2024
Latin America	65,122	48,294	34.8%	230,670	181,981	26.8%
North America	56,927	50,876	11.9%	212,318	194,478	9.2%
New Markets	12,228	13,363	-8.5%	46,662	62,502	-25.3%
Total	134,277	112,533	19.3%	489,650	438,961	11.5%

Top Clients	4Q25	4Q24	Var. 4Q25 x 4Q24	2025	2024	Var. 2025 x 2024
Top Client	14,729	11,002	33.9%	54,568	33,416	63.3%
Top 10 Clients	57,839	47,955	20.6%	210,280	180,481	16.5%

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Reconciliation of various income statement amounts from IFRS to non-IFRS measures

Revenue Growth at Constant Currency	4Q25	2025
Reported Revenue Growth	19.3%	11.5%
Foreign Exchange Rates Impact	-5.4%	1.6%
Revenue Growth at Constant Currency	13.9%	13.2%

Adjusted Gross Profit (in USD thousand)	4Q25	4Q24	Var. 4Q25 x 4Q24	2025	2024	Var. 2025 x 2024
Revenue	134,277	112,533	19.3%	489,650	438,961	11.5%
Cost of services provided	(90,953)	(72,618)	25.2%	(333,084)	(288,715)	15.4%
Gross Profit	43,324	39,915	8.5%	156,566	150,246	4.2%
Adjustments
Depreciation and amortization (cost of services provided)	1,522	1,567	-2.9%	5,940	6,382	-6.9%
Share-based compensation	578	650	-11.1%	2,914	3,455	-15.7%
Adjusted Gross Profit	45,424	42,132	7.8%	165,420	160,083	3.3%
Adjusted Gross Profit Margin	33.8%	37.4%	-3.6p.p	33.8%	36.5%	-2.7p.p

Adjusted EBITDA (in USD thousand)	4Q25	4Q24	Var. 4Q25 x 4Q24	2025	2024	Var.S 2025 x 2024
Profit for the period	14,570	10,509	38.6%	40,620	29,494	37.7%
Adjustments
Net finance costs	2,589	3,393	-23.6%	9,462	11,822	-20.0%
Income tax expense	1,166	2,347	-50.3%	15,503	14,275	8.6%
Depreciation and amortization	5,151	3,682	39.9%	18,837	16,888	11.5%
Share-based compensation	1,287	1,579	-18.5%	4,971	5,565	-10.7%
Government grants	-	237	-	-	-	-
Acquisition-related expenses (1)	-	(451)	-	-	808	-
Business restructuring (2)	-	893	-	-	3,103	-
Adjusted EBITDA	24,763	22,189	11.6%	89,393	81,955	9.1%
Adjusted EBITDA Margin	18.4%	19.7%	-1.3p.p	18.3%	18.7%	-0.4p.p

Items (1) and (2) are detailed below.

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Adjusted Profit (in USD thousand)	4Q25	4Q24	Var. 4Q25 x 4Q24	2025	2024	Var. 2025 x 2024
Profit for the period	14,570	10,509	38.6%	40,620	29,494	37.7%
Adjustments
Acquisition-related expenses (1)	2,075	761	172.7%	8,189	8,334	-1.7%
Business restructuring (2)	-	893	-100.0%	-	3,103	-100.0%
Share-based compensation	1,287	1,579	-18.5%	4,971	5,565	-10.7%
Tax effects on non-IFRS adjustments(3)	807	(531)	-252.0%	(1,926)	(2,138)	-9.9%
Adjusted Profit	18,739	13,211	41.8%	51,854	44,358	16.9%
Adjusted Profit Margin	14.0%	11.7%	2.2p.p	10.6%	10.1%	0.5p.p

Adjusted Diluted EPS (in USD)	4Q25	4Q24	Var. 4Q25 x 4Q24	2025	2024	Var. 2025 x 2024
Diluted EPS	0.11	0.08	44.7%	0.30	0.22	41.5%
Adjustments
Acquisition-related expenses (1)	0.02	0.01	184.5%	0.06	0.06	0.9%
Business restructuring (2)	-	0.01	-	-	0.02	-
Share-based compensation	0.01	0.01	-15.0%	0.04	0.04	-8.2%
Tax effects on non-IFRS adjustments	0.01	-	-	(0.01)	-0.02	-7.5%
Adjusted Diluted EPS	0.14	0.10	48.0%	0.39	0.32	20.1%

Notes:

(1)	Include present value adjustment on accounts payable for business acquired and, when applicable, retention packages. Adjusted Profit and Adjusted Diluted EPS include amortization of intangible assets from acquired companies totaling (US$8,189) thousand in 2025 and (US$7,526) thousand in 2024.
(2)	Expenses related to the optimization of our global delivery model based on our nearshoring strategy, including termination charges, severance, and legal services for employee separations from North America, Europe and Asia Pacific regions for 2024.
(3)	The calculation of the tax effect on non-IFRS Accounting Standards adjustments considers the nature of the expense, whether it is deductible or not, as well as whether it is a temporary or permanent difference. We also evaluate the tax scenario of each entity, taking into account whether deferred income tax assets would be realizable. Then, we apply the corresponding tax rate for the entity.
(4)	Due to rounding, numerical and percentual figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

w w w. c i a n d t . c o m	12

CI&T files 2025 Annual Report on Form 20-F

New York - March 11, 2026 - CI&T (NYSE: CINT, “Company”), a global partner in tech-integrated business solutions, announces today that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2025 with the U.S. Securities and Exchange Commission (SEC). The report is available on the SEC's website, at http://www.sec.gov, and on CI&T's website, at https://investors.ciandt.com/ (under Financials > SEC Filings).

Shareholders may receive a hard copy of CI&T's complete audited financial statements free of charge upon request to CI&T's Investor Relations office at investors@ciandt.com.

About CI&T

CI&T (NYSE: CINT) is a global partner in tech-integrated business solutions for 100+ large enterprises and fast-growth clients. With a 30-year track record of helping clients navigate change, CI&T delivers accelerated business impact through deep expertise across AI, strategy, customer experience, software development, cloud services, data, and more. CI&T’s proprietary AI management system, CI&T FLOW, boosts team productivity, ensuring fast, efficient, and scalable delivery of world-class solutions. The company operates globally, supported by over 8,000 professionals across 11 countries.

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact:

Zella Panossian

ciandt@illumepr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2026

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer